Mail Stop 3561

September 29, 2006

Mr. Peter Dewhurst, President
Dynamic Automotive, Inc.
2048 Arrow Highway
La Verne, CA 91750

Re: Dynamic Automotive, Inc.
Registration Statement on Form SB-2
Filed September 13, 2006
File No. 333-137277

Dear Mr. Dewhurst:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements for the period from August 29, 2005 (Inception) though June 30, 2006

Statement of Cash Flows, page 29

We note you have included your investment securities in the balance of cash and cash equivalents. Based on your disclosures in Note 5, the $200 balance of investments does not meet the cash equivalent criteria set forth in paragraphs 8-9 of SFAS 95. Please revise the statement to eliminate this balance from the balance of cash and cash equivalents and disclose the acquisition of these securities in the body of the statement if you paid cash, or in a separate note to the statement if you issued noncash consideration.

Notes to the Financial Statements

Note 5 - Investments, page 33

We note that your investment securities make up a significant portion of your assets and that you have not disclosed your method of accounting for these securities. Revise the note to disclose your method of accounting for these securities and explain their valuation. Note that SFAS 115 does not apply to investments in equity securities that do not have readily determinable fair values. In your response, please tell us how you considered APB 18 (i.e., cost method vs. equity method.)

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 or Tia L. Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

John D. Reynolds
Assistant Director

cc: Ted D. Campbell II
        3665 Jones Blvd.
        Las Vegas, NV 89108